April 22, 2005

Via U.S. mail and facsimile

Mr. John Cash, Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-0510

Re:	Response to April 13, 2005 letter on Item 4.02 Form 8-K Filed: November 2, 2004 File No. 1-08831

Dear Mr. Cash,

Fedders Corporation (the “Company”) is engaged in the production and sale of a variety of air treatment products, including room air conditioners, a seasonal business in key North American markets. Set forth below is the Company’s response to the comment raised in your letter. For your convenience, we have provided your comment followed by our response in italics.

Form 10-Q/A for the Quarter Ended June 30, 2004

Controls and Procedures, page 26

1.	In light of your restatement resulting from a material weakness over the recording of sales returns as presented in your Form 10-Q/A filed on November 29, 2004, tell us in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

As disclosed in its Form 10-Q/A filed on November 29, 2004, the Company restated its second quarter results for the three months ended June 30, 2004 due to the agreement to accept end of season returns of product sold during the quarter, such agreement having been made in the third quarter ended September 30, 2004. Our internal controls over financial reporting at the time did not take into account the potential effect of these end of season returns. Historically, end of season returns have not been an issue for the Company given its prior August 31 fiscal year basis of reporting. On this prior fiscal year basis, to the extent there were end of season returns, the shipment and subsequent return of product took place within the same quarter (the three months ended August 31st).

As of the end of the period covered by the original quarterly report on Form 10-Q, an evaluation as of June 30, 2004 of the effectiveness of the Company’s disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) was carried out under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, with the participation of other members of the Company’s management. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded as of such date that the design and operation of the Company’s disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act was accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Subsequent to the filing of the original quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, as described above, management determined that the design and operation of the Company’s disclosure controls and procedures were not effective in light of management’s identification and subsequent remediation of certain control procedures around the accounting for end of season returns of product.

The Company believes the end of season return issue is isolated to its second quarter ended June 30th results based upon an analysis of historical sales and returns data. As such, the Company has implemented the following control procedures:

1.	The Company will identify and maintain a list of all customer sales programs that include a right of return, including identification of customers with a historical precedent for end of season returns.

2.	The Company will monitor retail sell-through and inventory levels for identified customers during the second quarter ending June 30th.

3.	At the end of the second quarter and during its quarterly financial close process, the Company will perform an analysis of each customer’s June 30th inventory position, taking into account estimated retail sales in July and August.

4.	The Company will record any necessary adjustments with respect to the control procedures and related analysis performed in steps 1 through 3 above.

Based on the above changes to the Company’s controls and procedures, the officers of the Company concluded at the time of the filing of the Company’s Form 10-Q/A on November 29, 2004 that the internal control weakness has been remediated and that the necessary controls and procedures were in place at the time of the amended filing.

The Company advises the Staff on a supplemental basis that subsequent to the filing of the Form 10-Q/A on November 29, 2004, the Company reported in Form 12b-25 filed March 17, 2005 that the Company is experiencing delays in completing the Company’s financial statements for the transition period ended December 31, 2003 and for the year ended December 31, 2004 and in preparing supporting documentation regarding such financial statements and providing such documentation to Deloitte & Touche LLP (“Deloitte”), the Company’s independent registered public accounting firm.

On April 4, 2005, the Company announced in Form 8-K that the preparation of the Company’s financial statements and the required audit of them for the transition period ended December 31, 2003 and the year ended December 31, 2004 were not yet complete. In addition, the Company reported in Form 8-K filed April 20, 2005 that Deloitte has informed the Company on April 14, 2005 that it will not stand for reappointment as the Company’s independent registered public accounting firm for the year ending December 31, 2005 or for any of the quarterly reporting periods therein. Deloitte advised the Company that it will likely disclaim an opinion on management’s process of evaluating the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, and that it will likely issue an adverse opinion with respect to the operating effectiveness of internal control over financial reporting as of December 31, 2004.

The Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in their filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert L. Laurent, Jr. Robert L. Laurent, Jr. Chief Financial Officer Fedders Corporation

cc:	J. Welter – Deloitte & Touche K. Sell – Deloitte & Touche